UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________
FORM 11-K
____________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO
COMMISSION FILE NUMBER 001-16707
______________________________________________________________________________________________

Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Prudential Employee Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Prudential Financial, Inc.
751 Broad Street
Newark, New Jersey 07102

Financial Statements and Exhibits

(a)Financial Statements for the Year Ended December 31, 2022, and Independent Registered Public Accounting Firm's Report.

(b)The financial statements required to be filed hereunder appear commencing at page 3 hereof.

(c)Exhibits
(1)Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

The Prudential Employee Savings Plan
Table of Contents
December 31, 2022 and 2021

Page

Independent Auditor's Report	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2022 and December 31, 2021
(Modified Cash Basis)	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2022
(Modified Cash Basis)	4

Notes to Financial Statements	5

Supplemental Information*

Schedule H, line 4i – Schedule of Assets (Held at End of Year)	15

*    Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
The Prudential Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The Prudential Employee Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2022, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2022 and 2021, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2022, in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the
U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

80 Pine Street
New York, NY 10005
T +1 212 709 4500
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mitchelltitus.com

Basis of Accounting

We draw attention to Note 2 of the financial statements, which describes the basis of accounting. The financial statements are prepared on the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at year end) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2019.

/s/ Mitchell Titus, LLP

New York, New York
June 21, 2023

The Prudential Employee Savings Plan
Statements of Net Assets Available for Benefits
(Modified Cash Basis)
December 31, 2022 and 2021

	2022	2021
Assets:
Investments at fair value (See Note 3)	$3,052,812,734	$3,688,336,775
Investments at contract value (See Note 4)	3,976,908,757	3,951,931,479
Interest in master trusts at fair value (See Note 5)
Prudential Financial, Inc. Master Trust	720,164,061	827,593,248
Prudential Defined Contribution Master Trust	2,016,992,273	2,515,763,129
Total investments	9,766,877,825	10,983,624,631
Notes receivable from participants	30,864,437	33,834,233
Net assets available for benefits	$9,797,742,262	$11,017,458,864
The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)
Year Ended December 31, 2022

Additions to net assets:
Investment income (loss):
Net depreciation in fair value of investments	$(601,648,117)
Interest and dividend income	139,572,389
Net investment loss of Plan's interest in Prudential Financial, Inc. Master Trust (See Note 5)	(20,758,102)
Net investment loss of Plan's interest in Prudential Defined Contribution Master Trust (See Note 5)	(374,428,188)
Total investment income (loss)	(857,262,018)

Interest income on notes receivable from participants	1,183,637

Contributions:
Employee	208,333,385
Employer	75,807,767
Rollover	97,784,792
Total contributions	381,925,944
Total additions	(474,152,437)

Deductions from net assets:
Benefits paid to participants	745,560,961
Administrative expenses	3,204
Total deductions	745,564,165
Net decrease	(1,219,716,602)

Net assets available for benefits:
Beginning of year	11,017,458,864
End of year	$9,797,742,262

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

1.    Description of the Plan

The following description of The Prudential Employee Savings Plan (the “Plan” or “PESP”) provides only general information. Participants should refer to the Plan documents and Summary Plan Description for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan generally covering all United States employees and statutory agents of The Prudential Insurance Company of America (the “Company”) and its participating affiliates. Each eligible employee may enroll in the Plan at any time, starting on their first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions
Employee contributions: Each year, participants may contribute from 1% to 50% of eligible earnings, as defined in the Plan, in any combination of before-tax, Roth 401(k) (after-tax), and/or traditional after-tax contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 4% of eligible compensation, which is characterized as Roth 401(k) (after-tax contributions) and invested in a designated qualified default investment alternative fund until changed by the participant.

Participants may elect to increase, decrease or stop their contributions at any time, subject to the Company’s Personal Securities Trading Policy and Internal Revenue Service ("IRS") rules.

Rollover contributions: Participants may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants may also elect to rollover all or a portion of their vested Plan account that is then available for distribution or in-service withdrawal into Roth (after-tax) funds. Participants are required to pay income taxes on the amount rolled over and, assuming the applicable holding period and distribution requirements are satisfied, the Roth In-Plan Rollover held in the Plan together with subsequent investment earnings will not be subject to Federal income taxes at the time of distribution. Roth In-Plan Rollovers, totaling $3,903,799 in 2022, are included in "Rollover" and "Benefits paid to participants" in the Statement of Changes in Net Assets Available for Benefits.

Employer contributions: The Company matches 100% of before-tax and Roth 401(k) contributions up to a maximum of 4% of eligible earnings. Home Office employees are eligible for employer matching contributions beginning with their first contribution to the Plan. Prudential Advisors Financial Professionals and Financial Professional Associates are required to complete one year of service with the Company prior to becoming eligible for employer matching contributions.

In addition, the Company may, in its sole discretion, make discretionary contributions in a given plan year to eligible participants.

Contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Internal Revenue Code of 1986, as amended (“IRC”), including compliance with applicable statutory limits and non-discrimination rules.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the employer’s matching contributions, and (b) the net earnings of the Plan investment options elected by the participant. Allocations are made pursuant to the terms of the Plan based on the participant’s eligible earnings and account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are vested immediately in their before-tax, Roth 401(k), after-tax, and rollover contributions plus earnings thereon. Generally, participants become 100% vested in employer matching contributions upon the completion of three years of vesting service.

Vesting will be accelerated, and participants will be 100% vested in the employer’s matching contribution and earnings thereon upon reaching age 65, or as a result of death, or becoming totally disabled while an employee. A participant will be considered totally disabled for purposes of the Plan if he or she is eligible to receive long-term disability benefits under The Prudential Welfare Benefits Plan.

Notes Receivable from Participants
Participants may borrow from their Before-Tax Contributions Account and Rollover Contributions Account a minimum of $500 up to a maximum equal to the lesser of $50,000 (reduced by the participant’s highest outstanding loan balance during the preceding twelve months in the Plan), 50% of their entire vested Plan account balance, or 100% of the value of the sum of the balance of the participant's Before-Tax Contribution Account and Rollover Contributions Account. The loans are secured by the balance in the participant's account.

The loan repayment period may range from one to five years and only one loan is permitted to be outstanding at any time. The loan interest rate, determined quarterly, is set at the prime rate, as defined. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis based on their selected investment options.

Payment of Benefits
When employment with the Company and its affiliates ends, if the value of a vested participant’s account is in excess of $5,000, the participant may elect to (a) receive a lump sum distribution equal to the value of the participant’s vested interest in his or her account, (b) receive an annuity from the Company in the amount that can be purchased with the vested value in his or her account, (c) receive a combination of a single payment for less than the total vested value of his or her account plus an annuity, (d) receive partial distributions, or (e) delay taking a distribution of the vested value of his or her account until it is required by law. If the value of a terminated vested participant’s account is $5,000 or less, the participant may not defer distribution of his or her account.

Actively employed participants can take in-service withdrawals from PESP. The amount available for in-service withdrawals includes amounts credited to a participant’s After-Tax Contributions Account, Rollover Contributions Account, and pre-2001 Company Matching Contributions Account. Participants who have attained age 59½ can also withdraw amounts from their Before-Tax Contributions Account, Roth 401(k) Contributions Account and Roth In-Plan Rollover Contributions Account. Withdrawals are subject to a 10% Federal early distribution tax for participants less than 59½ years of age, in addition to the regular income tax that applies, except for After-Tax Contribution amounts. Other penalties may apply to Roth 401(k) and Roth In-Plan Rollover amounts if the withdrawals are not qualified distributions.

Financial hardship withdrawals are available under the Plan. Participants may apply for a hardship withdrawal without first taking a loan from the Plan. To qualify for a hardship withdrawal under the Plan,

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

participants must demonstrate that they need the money to meet an immediate and heavy financial need for which they have no other resources available to them.

Forfeitures
If a participant terminates employment with the Company prior to full vesting, the non-vested portion of his or her account attributable to the employer matching contributions and earnings thereon is forfeited. If the participant is re-employed within five years from the date of termination, the forfeited amount may be reinstated, subject to certain Plan provisions. During the five-year period, as stated above, the pending forfeiture amounts will continue to be invested in accordance with the participant’s investment directions or the Plan’s default investment provisions, as applicable. Any amounts not reinstated to a participant, after the five-year period, are considered forfeitures that the Plan permits to be used to reduce future employer matching contributions or to pay administrative expenses.

At December 31, 2022 and 2021, forfeited non-vested amounts totaled $3,144,806 and $4,407,480, respectively. Forfeitures of $4,811,231 were used to reduce the employer’s matching contributions in 2022.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions account.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles in the United States of America (“U.S. GAAP”). The modified cash basis of accounting is a cash receipt and disbursement method of accounting unlike U.S. GAAP where information is reported on an accrual basis. However, under the modified basis of accounting investments are stated at their respective fair value or contract value, which is consistent with U.S. GAAP.

Use of Estimates
The preparation of financial statements in accordance with a modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value, see Note 4). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest, dividend and other income are recorded when received. Net depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded when received. Related fees are recorded as administrative

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 or 2021.

Payment of Benefits
Benefits are recorded when paid.

Expenses
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net depreciation of fair value of investments.

Recently Issued Accounting Pronouncements - Not Yet Adopted
Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of Accounting Standards Updates ("ASU") to the FASB Accounting Standards Codification ("ASC"). The Plan considers the applicability and impact of all ASU. All ASU were assessed and determined to be not applicable or not material to the Plan.

Subsequent Events
The Plan administrator has evaluated events subsequent to December 31, 2022, and through June 21, 2023, the date the financial statements were available to be issued, and determined there have not been any events that occurred that require adjustments to these financial statements and there were no events or transactions that required disclosure.

3.    Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1” measurements), the next priority to quoted values based on observable inputs (“Level 2” measurements), and the lowest priority to unobservable inputs (“Level 3” measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.

Registered Investment Companies - are mutual funds registered with the Securities and Exchange Commission. The investments held by the Plan are deemed to be actively traded and the mutual funds are required to publish their daily net asset values ("NAV") and to transact at that price. The Plan values these investments at the closing price reported by the registered investment companies on the reporting date.

Separately Managed Accounts and Short Term - Investments in separately managed accounts are valued using NAV based on the underlying assets comprised of common stock and registered investment companies. The underlying investments in common stock are valued at the closing price reported on the active market on which the individual securities are traded. Investments in short-term investment funds, are valued using NAV based on the underlying assets in the fund. The NAV is provided by the trustee, transfer agent or other agent of the fund.

Insurance Company Separate Accounts, Common/Collective Trusts - The Plan values these investments at unit value, which is based on the aggregate fair value of the underlying assets (primarily equity securities and bonds) in relation to the total number of units outstanding. The unit value represents the price at which the participant-directed transactions are affected. Unit value is the equivalent of NAV, which is a practical expedient for estimating the fair value of these investments.

As of December 31, 2022 and 2021, there were no unfunded commitments and the redemption frequency was daily on these investment options. The following summarizes the investor-level redemption restrictions for these investments:

Redemptions
Investment	Restrictions
Insurance company separate accounts	Under severe adverse economic conditions, delay up to 6 months. The real estate separate account may delay up to 12 months, if negative impact on other investor.

Common/collective trusts	Withdrawals may be limited to the greater of $2 million or 5% of the value of the assets in the fund.

For more recent and detailed information on the terms and conditions under which participants may redeem investments, please see the relevant Plan and investment documentation (e.g., prospectus) for each investment.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments carried at fair value as of December 31, 2022 and 2021:

	Investments at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total

Registered investment companies	$70,524,428	$—	$—	$70,524,428

Investments measured at NAV *
Insurance company separate accounts				2,497,287,909
Common/collective trusts				485,000,397
Total investments, excluding plan interest in master trusts, at fair value				$3,052,812,734

	Investments at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total

Registered investment companies	$80,226,702	$—	$—	$80,226,702

Investments measured at NAV *
Insurance company separate accounts				3,042,308,327
Common/collective trusts				565,801,746
Total investments, excluding plan interest in master trusts, at fair value				$3,688,336,775

* The Plan excludes from the fair value hierarchy investments that are measured at NAV per share (or its equivalent) as a practical expedient to estimate fair value.

4.    Investment Contract with Insurance Company

The PESP Fixed Rate Fund is a traditional fully benefit-responsive guaranteed investment contract with The Prudential Insurance Company of America (“PICA”). PICA maintains the contributions in a general account. The general account is credited with earnings on the underlying investments and charged for participant withdrawals. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified crediting rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract but may not be less than 3.50%. The crediting rate is reviewed on a quarterly basis for resetting.

This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by PICA, represents contributions made under the contract, plus credited earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

Certain events might limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA (5) premature termination of the contract. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Such events include (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, (4) a material amendment to the agreement without the consent of the issuer.

5.    Interest in Master Trusts

Prudential Financial, Inc. Master Trust
A portion of the Plan’s investments are in the Prudential Financial, Inc. Master Trust which was established for the investment of assets of the Plan and other defined contribution plans sponsored by affiliated companies. The assets of this master trust are held by Prudential Trust Company (the “Trustee”).

This master trust invests in Prudential Financial, Inc. (“PFI”) common stock with a small portion invested in money market shares or other investments expected to be liquid. This trust’s goal is to approximate the returns of a direct investment in shares of PFI common stock in a fund that also seeks to provide modest liquidity. Values for fund units are not identical to the current values of shares of PFI common stock.

As of December 31, 2022 and 2021, the Plan’s interest in the net assets of the Prudential Financial, Inc. Master Trust was 100%. The net assets in this master trust are valued at fair value. The Prudential Financial Inc. common stock is valued at the closing price of the shares on the New York Stock Exchange. The other investments are valued using the valuation methodologies described in Note 3. The following tables present the net assets of the Prudential Financial, Inc. Master Trust as of the periods indicated:

	Investments at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total

Short term investments	$—	$11,377,226	$—	$11,377,226
Prudential Financial, Inc. common stock	36,659,551	—	—	36,659,551
Prudential Financial, Inc. common stock - Employee Stock Ownership Plan ("ESOP")	671,794,825	—	—	671,794,825
Total	$708,454,376	$11,377,226	$—	$719,831,602

Other miscellaneous receivables				332,459
Total Prudential Financial, Inc. Master Trust				$720,164,061

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

	Investments at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total

Short term investments	$—	$11,712,334	$—	$11,712,334
Prudential Financial, Inc. common stock	44,005,203	—	—	44,005,203
Prudential Financial, Inc. common stock - Employee Stock Ownership Plan ("ESOP")	770,988,094	—	—	770,988,094
Total	$814,993,297	$11,712,334	$—	$826,705,631

Other miscellaneous receivables				887,617
Total Prudential Financial, Inc. Master Trust				$827,593,248

The ESOP portion of the Plan was established in accordance with sections 401(a), 4975(e)(7) of the IRC and section 407(d)(6) of ERISA. The ESOP invests primarily in qualifying employer securities in accordance with IRC section 4975(e)(8). An ESOP account is established for each participant in the Plan, and is invested in the PFI Common Stock Fund. To fund the ESOP, the recordkeeper, annually, transfers (sweeps) to the ESOP portion all of the participant’s fully vested amounts in the non-ESOP portion of the PFI Common Stock Fund. Participants may redirect the amounts credited to the ESOP account into any other investment option subject to certain limitations including, but not limited to, the provisions of the Company’s personal securities trading policy. Funds that are swept into the ESOP portion are treated the same as funds in the non-ESOP portion for purposes of distributions, reallocations, and transfers. Cash dividends, if declared on shares of PFI Common Stock, are paid to the ESOP each calendar quarter. An eligible participant may make an election in February of each plan year, to receive a distribution of the cash dividends or to reinvest them in his or her ESOP account. The participant's election will apply to all cash dividends paid to the ESOP in each calendar quarter for the applicable plan year. Participants cannot contribute directly to the ESOP.

The trustee of the Plan purchases shares of PFI common stock on behalf of the PFI Common Stock Fund at fair value or by private purchase. Voting rights in shares of PFI common stock held by the Plan shall be exercised by the trustee in a timely manner and by the direction of the participants. Dividends and other income credited to the PFI Common Stock Fund are allocated to all participants with units in the PFI Common Stock Fund when such amounts are received by the Plan.

Prudential Defined Contribution Master Trust
The Prudential Defined Contribution Master Trust was established pursuant to a trust agreement with the Plan and the Assurance Savings Plan, as participating employee benefit plans. The plan sponsor of Assurance Savings Plan (Assurance IQ, LLC) is an affiliate of the Company. The assets of this master trust are held by Prudential Trust Company (the “Trustee”).

The net assets in this master trust are valued using the methodologies described in Note 3 and are comprised of separately managed accounts and common/collective trusts that are measured at net asset value or net unit value (an equivalent of net asset value), which are practical expedients for estimating the fair value of these investments.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

The following table presents the Prudential Defined Contribution Master Trust net assets:

	December 31, 2022		December 31, 2021
	Master Trust Net Assets	Plan's Interest in Master Trust	Master Trust Net Assets	Plan's Interest in Master Trust

Separately managed accounts	$1,205,912,968	$1,205,896,241	$1,520,594,562	$1,520,547,407
Common/collective trusts	812,845,742	811,096,032	996,373,840	995,215,722
Total	$2,018,758,710	$2,016,992,273	$2,516,968,402	$2,515,763,129

Master Trusts Investment Losses
Investment losses from the master trusts were comprised of the following for the year ended December 31, 2022:

	Master Trusts Total	Plan's Interest in Master Trusts

Net realized and unrealized losses	$(429,859,716)	$(429,666,210)
Dividend and other income	34,479,920	34,479,920
Total master trusts investment losses	$(395,379,796)	$(395,186,290)

6.    Related Party Transactions

The Prudential Insurance Company of America (or an affiliate) acts as the investment manager for a number of the investment options currently offered by the Plan. The Plan participants can also invest in shares of Prudential Financial Inc., an affiliate of the Company (See Note 5). To the extent a party-in-interest is involved, the transactions in these investments qualify as exempt party-in-interest transactions under ERISA.

7.    Tax Status

The IRS issued a favorable determination letter dated April 20, 2017, confirming that the Plan continues to satisfy the requirements for tax-qualified status under Section 401(a) of the IRC. The Plan administrator and the Company's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and no provision for income tax is necessary.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

9.    Reconciliation of Financial Statements to Form 5500

The following are reconciliations of net assets available for benefits and notes receivable from participants per the financial statements to Form 5500:

	December 31,
	2022	2021

Net assets available for benefits per the financial statements	$9,797,742,262	$11,017,458,864
Deemed distributions of notes receivable from participants	(593,162)	(664,979)
Net assets per Form 5500	$9,797,149,100	$11,016,793,885

Notes receivable from participants per the financial statements	$30,864,437	$33,834,233
Deemed distributions of notes receivable from participants	(593,162)	(664,979)
Participant loans per Form 5500	$30,271,275	$33,169,254

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500:

	For the Year Ended December 31, 2022
	Per Financial Statements	Adjustment for Deemed Distributions	Total Per Form 5500

Benefits paid to participants	$745,560,961	$(71,817)	$745,489,144

The Prudential Employee Savings Plan
Schedule of Assets (Held at End of Year)	Supplemental Information
December 31, 2022	Schedule H, line 4i

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(d) Cost **	(e) Current value

	BlackRock US Stock Index Fund	Insurance Company Separate Account	**	$1,724,453,838
	BlackRock International Stock Index Fund	Insurance Company Separate Account	**	538,705,377
*	PGIM Retirement Real Estate Fund	Insurance Company Separate Account	**	234,128,694
		Sub-Total		2,497,287,909

*	Prudential Core Conservative Bond Fund	Common/Collective Trust	**	364,507,336
*	Prudential High Yield Fund Collective Investment Trust	Common/Collective Trust	**	120,493,061
		Sub-Total		485,000,397

*	PGIM Global Total Return Fund, Class R6	Registered Investment Company	**	45,488,121
	DFA Global Allocation 60/40 Portfolio Institutional Class	Registered Investment Company	**	13,087,244
	Vanguard Short-Term Investment-Grade Fund, Institutional Shares	Registered Investment Company	**	11,949,063
		Sub-Total		70,524,428

*	PESP Fixed Rate Fund	Insurance Company General Account	**	3,976,908,757

*	Prudential Defined Contribution Master Trust	Master Trust Investment Account	**	2,016,992,273
*	Prudential Financial, Inc. Master Trust	Master Trust Investment Account	**	720,164,061
		Sub-Total		2,737,156,334

*	Notes receivable from participants	Maturity through 2027 at 3.25% - 6.75%***	**	30,271,275

		Grand Total		$9,797,149,100

*	Party-in-interest.
**	Cost is not required for participant directed investments.
***	Represents range of annual interest rates on outstanding loans.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Prudential Administrative Committee (or other persons who administer The Prudential Employee Savings Plan) has duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

THE PRUDENTIAL EMPLOYEE SAVINGS PLAN

/s/ Joseph Machewirth

Joseph Machewirth
Chairperson of the Prudential Administrative Committee

Dated: June 21, 2023

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement (Form S-8 No. 333-75242) pertaining to The Prudential Employee Savings Plan of our report dated June 21, 2023, with respect to the financial statements and supplemental schedule of The Prudential Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2022.

/s/ Mitchell Titus, LLP

New York, New York
June 21, 2023